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                   SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   AUGUST, 2001
                                          ----------------

                                  AMVESCAP PLC
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                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed: AMVESCAP PLC COMPLETES FULL PURCHASE OF GRAND
                               PACIFIC OF TAIWAN


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AMVESCAP PLC
046727
IMMEDIATE RELEASE  17 AUGUST 2001
PLEASE CONFIRM RELEASE
ANGELA TULLY TEL: 020 7454 3652





                    AMVESCAP PLC COMPLETES FULL PURCHASE OF
                            GRAND PACIFIC OF TAIWAN

LONDON - AUGUST 17, 2001 - AMVESCAP PLC (NYSE: AVZ) today announced that it has completed its previously announced agreement to purchase from the Koos Group their 70 percent interest in the Taiwan investment management company Grand Pacific. Additionally, AMVESCAP has concluded the purchase of the remaining 30 percent of Grand Pacific from minority shareholders.

AMVESCAP has paid NT$70 per share in cash valuing the full transaction at approximately US$115 million.

AMVESCAP is a leading independent global investment manager, dedicated to helping people worldwide build their financial security. Operating under the AIM and INVESCO brands, AMVESCAP strives to deliver outstanding investment performance and service through a comprehensive array of products for individual and institutional clients in more than 100 countries. The Company is listed on the London, New York, Paris, and Toronto Stock Exchanges with the symbol "AVZ."

For further information, contact:
Doug Kidd at (404) 479-2922



17 AUGUST 2001.

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 17th AUGUST, 2001                     By /s/ ANGELA TULLY
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                                                 (Signature)

                                              Angela Tully
                                              Assistant Company Secretary